Filed by: Impax Laboratories, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Impax Laboratories, Inc.
Commission File No.: 001-34263

This filing relates to the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. and K2 Merger Sub Corporation.

The following is a copy of an email communication regarding the proposed transaction that was distributed to Impax employees on October 25, 2017.

Analysts and Media Report the Strengths of the Amneal + Impax Combination

Dear Colleagues:

In support of the Amneal and Impax combination announcement, Amneal Co-CEO’s Chirag and Chintu Patel joined Paul Bisaro and Bryan Reasons in traveling to New York, Boston and San Francisco to speak with analysts, investors and the media about our vision for bringing the two companies together.

The leaders conveyed their enthusiasm about the potential to create a diversified pharmaceutical company with the 5th largest U.S. generics business and a growing specialty business. They shared details about the significantly expanded combined product portfolio and pipeline that would result. They talked about the expected solid financial footing that could enable robust investment in R&D, the pay down of debt and the continued investment in high-growth specialty assets. And they highlighted the nearly 6,500 passionate colleagues who will power the combined company’s mission to deliver high-quality medicines.

Certain analyst and media reaction to the October 17th announcement has included commentary acknowledging the merits of the combination through headlines and quotes, including:

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IPXL/Amneal Combination Comes Through as Expected; Appears Strategically Sound. “We think the combination makes strategic sense positioning both companies better for future growth in a more challenging generic environment.”

•	BMO Capital Markets

Impax Laboratories, Inc., Announces Transformative Deal with Amneal
“We believe the rationale for this deal makes sense based on our view that size, scale, and a diversified pipeline in complex generic products (e.g., injectables, topicals, orals) is necessary for continued growth in the prescription generic drug industry.”

•	BTIG

Investors Warm Up to Merger Deal
"Given challenges many smaller generic companies face in a consolidating customer environment, we're positive on the combination of Impax and Amneal.”

•	Dewey Steadman, Cannacord, Investor’s Business Daily

IPXL: Amneal Deal Strategically Sound…
“… the transaction brings IPXL far closer to the rest of its generics industry brethren in terms of size and structure… “

•	Raymond James

Across our company, employees were eager to learn more about the potential combination. We held a live Town Hall webcast, distributed memos, a video and fact sheets. We also published a list of your questions, which will be updated regularly as new questions continue to be submitted. You can view these materials on iNET.

What’s Next?
In the coming weeks, we will announce the formation of a pre-close integration planning function, which will be tasked with planning for the successful integration of Amneal and Impax following close. This function will include leaders of key functional areas from the Amneal and Impax businesses. We will share more information about this function, its leaders and team members in the coming weeks.

Business As Usual
In the meantime, we are required to operate as separate companies, and competitors. So it will be business as usual. It is important that we stay focused on growing our respective business and on our commitment to providing the highest quality products and service to our customers.

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More information about the Amneal and Impax combination is available on iNET. If you have questions, please email them to CorpComm@impaxlabs.com.

Additional Information and Where to Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between Impax Laboratories, Inc. (“Impax”) and Amneal Pharmaceuticals LLC (“Amneal”) pursuant to the Business Combination Agreement dated as of October 17, 2017 by and among Impax, Amneal, Atlas Holdings, Inc. (“Holdco”), and K2 Merger Sub Corporation. In connection with the proposed transaction, Holdco intends to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the Securities and Exchange Commission (“SEC”). This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Impax or Holdco may file with the SEC or send to stockholders in connection with the proposed business combination. INVESTORS AND SECURITY HOLDERS OF IMPAX ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain copies of the registration statement, including the proxy statement/prospectus and other documents filed with the SEC (when available) free of charge at the SEC’s website, http://www.sec.gov. Copies of the documents filed with the SEC by Impax or Holdco will be available free of charge on Impax’s internet website at http://www.impaxlabs.com or by contacting Mark Donohue, Investor Relations and Corporate Communications at (215) 558-4526.
Participants in Solicitation
Impax, Amneal, Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Impax’s stockholders in respect of the proposed transaction. Information about the directors and executive officers of Impax is set forth in its proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 5, 2017, and in its Annual Report on Form 10-K for the year ended Dec. 31, 2016. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus regarding the proposed transaction and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph. This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Forward-Looking Statements
This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on our beliefs and assumptions. These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, target, potential, forecast, and the negative thereof and similar expressions. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the potential timing or consummation of the proposed transaction or the anticipated benefits thereof, including, without limitation, future financial and operating results.

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Impax cautions readers that these and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: (i) the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, (ii) the risk that a condition to effecting the transaction may not be satisfied; (iii) the ability of Impax and Amneal to integrate their businesses successfully and to achieve anticipated synergies, (iv) the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment, (v) potential litigation relating to the proposed transaction that could be instituted against Impax, Amneal or their respective directors, (vi) possible disruptions from the proposed transaction that could harm Impax’s and/or Amneal’s business, including current plans and operations, (vii) the ability of Impax or Amneal to retain, attract and hire key personnel, (viii) potential adverse reactions or changes to relationships with clients, employees, suppliers or other parties resulting from the announcement or completion of the transaction, (ix) potential business uncertainty, including changes to existing business relationships, during the pendency of the business combination that could affect Impax’s or Amneal’s financial performance, (x) certain restrictions during the pendency of the transaction that may impact Impax’s or Amneal’s ability to pursue certain business opportunities or strategic transactions, (xi) continued availability of capital and financing and rating agency actions, (xii) legislative, regulatory and economic developments; (xiii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as management’s response to any of the aforementioned factors; and (xiv) such other factors as are set forth in Impax’s periodic public filings with the SEC, including but not limited to those described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Impax’s Form 10-K for the fiscal year ended December 31, 2016, in the Form S-4 filed by Holdco and in Impax’s other filings made with the SEC from time to time, which are available via the SEC’s website at www.sec.gov. While the list of factors presented here is, and the list of factors to be presented in the proxy statement are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Impax’s or Amneal’s consolidated financial condition, results of operations, credit rating or liquidity. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Impax has described. All such factors are difficult to predict and beyond our control. All forward-looking statements included in this document are based upon information available to Impax on the date hereof, and unless legally required, Impax disclaims and does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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